SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)<1>

                      BIOSITE DIAGNOSTICS INCORPORATED
--------------------------------------------------------------------------------
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
     ----------------------------------------------------------------------
                       (Title of class of securities)

                               09094510
     ----------------------------------------------------------------------
                               (CUSIP number)

                            KLAUS H. JANDER, ESQ.
                               ROGERS & WELLS
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               (212) 878-8001
     ----------------------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                              FEBRUARY 10, 1997
     ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)

               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.


               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 5 Pages)






__________________________


     <1> The remainder  of  this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)



PAGE

                                             SCHEDULE 13D

                                                             PAGE 2 OF 5 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Merck KGaA
                   (Reporting person is a foreign corporation and does not have S.S. or I.R.S. identification number)

  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (A) <square>
                                                                                                     (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      OO
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)   <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany
                                                7           SOLE VOTING POWER

                                                                   1,187,667
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                                                8           SHARED VOTING POWER

                                                                   0
                                                9           SOLE DISPOSITIVE POWER

                                                                   1,187,667
                                               10           SHARED DISPOSITIVE POWER

                                                                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              <square>

                      1,187,667
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    <square>
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     APPROXIMATELY 9.3%
 14            TYPE OF REPORTING PERSON*

                      CO


                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


PAGE

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Immediately prior to the IPO, Merck KGaA was the beneficial owner of 1,041,667 shares of Common Stock, representing approximately 10.5%
of the  then issued  and outstanding shares  of Common Stock.   Merck  KGaA
obtained these shares of Common Stock as the result of the automatic conversion of its Series E Preferred Stock into Common Stock in the IPO, pursuant to the Stock Purchase Agreement, dated as of November 25, 1992, between the Issuer and Merck KGaA. Other than the conversion of its Series E Preferred Stock into Common Stock, Merck KGaA did not pay any other consideration to acquire such 1,041,661 shares of Common Stock.

          In the course of the IPO, Merck KGaA acquired an additional 146,000 shares of Common Stock at a price of $12.00 per share directly from the Issuer in order to maintain an approximate 10% ownership position in the Issuer. The source of funds for this purpose was internal working capital.

          As of the closing of the IPO and as of the date hereof, Merck KGaA was the beneficial owner of 1,187,667 shares of Common Stock, representing approximately 9.3% of the issued and outstanding shares of Common Stock.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Immediately prior to the IPO, Merck KGaA held 1,041,667 shares of Common Stock, and in the course of the IPO, Merck KGaA acquired an additional 146,000 shares of Common Stock, representing an aggregate of approximately 9.3% ownership of the Common Stock. It is the present intention of Merck KGaA to acquire additional shares of Common Stock, if necessary, perhaps on the open market, in order to maintain an ownership position of approximately 10%. There can be no assurances, however, that Merck KGaA will acquire such additional shares of Common Stock. Merck KGaA intends to hold such shares of Common Stock for investment and has no plans or proposals relating to the acquisition of additional securities  of  the  Issuer  or  with  respect to material changes in the
Issuer's   business  or  corporate  structure,  including  those  matters enumerated  in  paragraphs  (a)  through  (j)  of Item 4 to Schedule 13D.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------
          As of the date of this filing, Merck KGaA owns 1,187,667 shares of Common Stock, representing approximately 9.3% of the total issued and outstanding shares of Common Stock.

                                PAGE 3 OF 5 PAGES
PAGE

          Merck KGaA has the sole power to vote or direct the vote and disposition of such Common Stock.

          Other than the purchases described in Item 4 above, no transactions in the Common Stock have been effected by Merck KGaA directly or indirectly during the past 60 days.

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


                                PAGE 4 OF 5 PAGES

PAGE

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  March 7, 1997




                              MERCK KGaA

                              By: \s\ Klaus-Peter Brandis
			      ---------------------------
                              Name:  Klaus-Peter Brandis
                              Title: Director

                              By: \s\ Dr. Christian Flaemig
			      ---------------------------
                              Name:  Dr. Christian Flaemig
                              Title: Director